Exhibit 99.1

Hepsiburada Announces its Board Committees’ Composition and Enhanced Risk Committee Function

ISTANBUL, September 26, 2024 D-MARKET Electronic Services & Trading (NASDAQ: HEPS), (“Hepsiburada” or the “Company”) a leading Turkish e-commerce platform, today announced that the Board of Directors (recently appointed by the General Assembly of Shareholders of the Company on September 12, 2024), in accordance with the Turkish Commercial Code, has determined the composition of its Committees and assigned additional functions to its Risk Committee.

Effective September 21, 2024, the Audit Committee, Risk Committee and Corporate Governance Committee of the Board of Directors are composed of the following members:

•	Audit Committee: Mr. Tayfun Bayazıt, Mr. Ahmet Ashaboğlu and Mr. Stefan Gross-Selbeck.
•	Risk Committee: Mr. Ahmet Ashaboğlu, Mr. Tayfun Bayazıt and Mr. Tolga Babalı.
•	Corporate Governance Committee: Mr. Hikmet Ersek, Mr. Ahmet Ashaboğlu and Mr. Tolga Babalı.

Mr. Hikmet Ersek has been appointed as a new member of the Corporate Governance Committee replacing Mr. Tayfun Bayazıt, who will remain a member of the Board of Directors, the Audit Committee and the Risk Committee. The composition of the Committees has remained otherwise unchanged compared to the previous term.

The distribution of duties within the Board of Directors’ Committees, including the assignment of the role of chairperson, will be decided subsequently by each of the Committees.

The Board of Directors has determined that Messrs. Ersek, Bayazıt, Ashaboğlu and Gross-Selbeck qualify as independent directors. The Board of Directors has also determined that all members of the Audit Committee satisfy the audit committee member independence requirements set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Nasdaq’s listing rules, and that they are Audit Committee financial experts as defined under the applicable rules of the U.S. Securities and Exchange Commission and Nasdaq’s listing rules. Therefore, all members of the Audit Committee have the required financial literacy and sophistication under Nasdaq’s listing rules.

The Board of Directors has further determined that the Risk Committee will start working as an Early Detection of Risk Committee in accordance with the Turkish Commercial Code effective as of the beginning of calendar year 2025. In this enhanced capacity, the Early Detection of Risk Committee will be expected to convene six times per year (instead of four) and to report to the Board of Directors every two months.

About Hepsiburada

Hepsiburada is a leading e-commerce technology platform in Türkiye, connecting over 66 million members with over 264 million stock keeping units across over 30 product categories. Hepsiburada provides goods and services through its hybrid model combining first-party direct sales (1P model) and a third-party marketplace (3P model) with approximately 101 thousand merchants.

With its vision of leading the digitalization of commerce, Hepsiburada acts as a reliable, innovative and purpose-led companion in consumers’ daily lives. Hepsiburada’s e-commerce platform provides a broad ecosystem of capabilities for merchants and consumers including: last-mile delivery and fulfilment services, advertising services, on-demand grocery delivery services, and payment solutions offered through Hepsipay, Hepsiburada’s payment companion and BNPL solutions provider. HepsiGlobal offers a selection from international merchants through its inbound arm while outbound operations aim to enable merchants in Türkiye to make cross-border sales.

Since its founding in 2000, Hepsiburada has been purpose-led, leveraging its digital capabilities to develop the role of women in the Turkish economy. Hepsiburada started the ‘Technology Empowerment for Women Entrepreneurs’ programme in 2017, which has supported approximately 55 thousand female entrepreneurs throughout Türkiye to reach millions of customers with their products.

Investor Relations Contact

ir@hepsiburada.com

Media Contact

corporatecommunications@hepsiburada.com

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995, and encompasses all statements, other than statements of historical fact contained in this press release. These forward-looking statements can be identified by terminology such as “may,” “could,” “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets,” “likely to” and similar statements. These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Hepsiburada’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global economic conditions, potential negative developments resulting from epidemics or natural disasters, other negative developments in Hepsiburada’s business or unfavorable legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. For a discussion of additional factors that may affect the outcome of such forward-looking statements, see our 2023 annual report filed with the SEC on Form 20-F on April 30, 2024 (Commission File Number: 001-40553), and in particular the “Risk Factors” section, as well as the other documents filed with or furnished to the SEC by Hepsiburada from time to time. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://investors.hepsiburada.com. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. These forward looking statements should not be relied upon as representing Hepsiburada’s views as of any date subsequent to the date of this press release. All forward-looking statements in this press release are based on information currently available to Hepsiburada, and Hepsiburada and its authorized representatives assume no obligation to update these forward-looking statements in light of new information or future events. Accordingly, undue reliance should not be placed upon the forward-looking statements.